SCHEDULE A

Transactions in the Shares During the Past Sixty Days

HORTON CAPITAL PARTNERS FUND, LP

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	40,472	$0.94	12/1/2025
Purchase of Common Stock	26,972	$0.91	12/2/2025
Purchase of Common Stock	53,059	$0.95	12/3/2025
Purchase of Common Stock	9,108	$1.01	12/4/2025
Purchase of Common Stock	100,000	$1.03	12/5/2025
Purchase of Common Stock	5,514	$1.06	12/8/2025
Purchase of Common Stock	200,000	$1.07	12/9/2025
Purchase of Common Stock	123,369	$1.10	12/10/2025
Purchase of Common Stock	100,000	$1.09	12/11/2025
Purchase of Common Stock	100,000	$1.07	12/12/2025
Purchase of Common Stock	147,619	$1.02	12/15/2025
Purchase of Common Stock	63,081	$1.03	12/16/2025
Purchase of Common Stock	34,310	$1.02	12/24/2025
Purchase of Common Stock	34,309	$1.03	12/26/2025